SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

April 20, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

APRIL 20, 2004

Symbol – TSX: KGI

NEW “D” ZONE INTERSECTIONS INCLUDE 1.42 OZ/T OVER 8.0’ UNCUT, INCREASING RESERVES IN NEW MINING LEVELS UPPER SHAFT #3

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce results from the “D” Zone definition drilling program at the Macassa Mine, one of nine exploration programs underway across the Company’s Kirkland Lake properties. The D zone consists of a south and a north block (also known as stopes 3833 and 3824) that are located above the 3800 level in Shaft #3. The south block contains a previously reported (see news release dated March 1st, 2004) probable reserve of 80,500 tons of 0.86 oz./ton gold (69,286 ounces), plus an inferred resource of 9,109 tons of 1.02 oz./ton gold (9,291 ounces). This same news release reported the north block – together with the C vein - contained an indicated resource of 42,002 tons of 0.79 oz./ton gold (33,182 ounces) plus an inferred resource of 31,603 tons of 0.56 oz./ton gold (17,698 ounces). In the foregoing calculations, the mining dilution was calculated at 35% at 0.02 oz/ton gold. Reserves are not part of resources and resources do not have demonstrated economic viability. These resources and reserves are as at March 1, 2004.

Definition drilling has started on the D Zone north area and is returning intersections such as 1.42 ounces of gold over 8.0 feet (7.8 feet - true width (“TW”)) uncut (or 1.21 ounces of gold over 8.0 feet cut), and 0.52 ounces of gold over 13.2 feet (11.0 feet - TW). Other results include an intersection of 0.71 ounces of gold per ton over 5.4 - feet TW and 0.52 ounces of gold over 6.6 feet TW.

“This program is both converting resources to reserves with attractive 8 to 20 foot horizontal mining widths, as well as extending the resources further above the new 34 level that is being driven” said Mike Sutton, Chief Geologist. “We are increasing the drilling focus in order to substantially expand these zones which are wide open above and in the north-south directions.”

“The Company is actively developing the D zone on the 34 and 38 levels with a target of June for the first heading to be into ore production, and ultimately to have six to eight working headings with mechanized mining methods on both the 3833 and 3824 ore blocks, “said Company President, Brian Hinchcliffe. “Our target remains to develop 500,000 ounces in reserves by end of calendar year 2004 in the upper horizon of Shaft #3, above the 4200 level, apart from the other definition drilling programs.”

D ZONE RESULTS

New drilling has defined a roughly 30 degree west-plunging central area of high grades (0.94 ounces of gold per ton to 1.21 ounces of gold per ton). This area also contains ore with good mining widths (8.3 feet to 19.9 feet horizontal mining widths, or 7.5 feet to 11.0 feet true widths). The attached longitudinal section shows the new drill holes (figure 1), the old indicated resource, and this high-grade, wide-ore plunge. The 3824 stope (of the D zone north) is open in most directions, and the high-grade within it is also open.

Of particular interest in the latest drilling are holes 38-294 which intersected 0.52 ounces of gold over 13.2 feet (11.0 feet TW), and 38-288 which returned 1.42 ounces of gold over 8.0 feet (7.1 feet TW) uncut (or 1.21 ounces of gold over 8.0 feet cut). Hole 38-294 expands the wider portion of the zone 80 feet up-dip above previously reported drill hole 38-206 (that had returned 0.96 ounces of gold over 7.5 feet (5.4 feet TW)). Hole 38-288 expands the high-grade portion of the zone 70 feet south of hole 38-206.

Several drill holes have intersected other new zones of significant grade. Hole 38-278 has returned 19.27 ounces of gold over 1.4 feet (unknown TW), hole 38-282 has returned 1.23 ounces of gold over 4.1 feet (unknown TW), and hole 38-285 intersected 2.33 ounces of gold over 1.0 feet (unknown TW). These “new” zones are not included in any resource calculation. Definition drilling is currently in the process of drilling the area surrounding holes 38-201 to 38-227 in order to add more to the probable reserves. Further drilling is about to begin to test the area surrounding hole 38-228 as well as the parallel vein (C Vein).

Drilling is currently being undertaken on 50 to 100 foot centres. Ore reserve and resource criteria and methodology can be found on the Company’s web site.

The following table summarizes the new D Zone drill results:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
38-294	D-VEIN	467.8	481.0	+61	195	0.52/13.2=11.0’ TW
38-288	D-VEIN	415.8	423.8	+53	169	1.85/8.0’=7.1’ TW (UNCUT) VG (OR 1.64/8.0’ CUT) VG
	INCLUDING	420.6	422.8	+53	169	4.26/2.2’=2.0’ TW
38-278	D-VEIN	391.4	397.4	+44	151	0.71/6.0’=5.4’ TW (UNCUT) (OR 0.67/6.0’ CUT)
	INCLUDING	392.4	393.4	+44	151	3.78/1.0’=0.9’ TW
	NEW	142.3	143.7	+44	151	19.27/1.4’= unknown TW
	NEW	406.0	411.8	+44	151	0.11/5.8’= unknown TW
38-285	D-VEIN	447.2	454.7	+74	190	0.52/7.5’=6.6’ TW
	NEW	278.3	280.3	+74	190	0.42/2.0’= unknown TW
	NEW	344.4	345.4	+74	190	2.33/1.0’= unknown TW
	NEW	421.4	423.9	+74	190	0.17/2.5’= unknown TW
38-282	D-VEIN	387.0	388.0	+62	151	0.13/1.0’= 1.0’TW
	NEW	261.5	265.6	+62	151	1.23/4.1’= unknown TW

TW = True Width   VG = Visible Gold   TELL = Tellurides   CUT= cut to 3.50 oz./ton    QV = Quartz vein   QS = Quartz stringers

Very little drilling has been carried out historically at Macassa to the south of the primary ore structure, the ’04 Break. The newly-discovered D Vein is one example of what exists to the south (i.e. the Hangingwall). Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1,000 feet to 20,000 feet). Ore-grade shoots along these structures generally are also extensive (1,000 to 8,000 feet). Based on existing drilling, this new zone is mineralized for 1300 feet down-dip by 1100 feet on strike. The “D” Zone is open in most directions.

Though most ore zones in Kirkland Lake are east-west striking, this zone is north-south striking. The D Zone projects close to Shaft #3 thus enhancing the economics of developing two new levels at both 3400 and 3000 elevations. The 3400 level development is being excavated along the new D Zone out north to the primary host structures at the Macassa Mine –the ‘04 Break and the South Zone.

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometers between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time will be developed and explored under one owner.  This camp is located in the Abitibi Southern  Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  The Company’s Macassa Mine Property is the subject of a reserve report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 and a reserve report prepared by Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003. All of these technical reports have been filed on SEDAR (http://www.sedar.com).

For further information, please contact:

Brian Hinchcliffe

Investor Relations

President

Scott Koyich

Phone 1 705 567 5208

Phone 1 403 215 5979

Fax 1 705 568 6444

E-mail:  info@klgold.com

Website- www.klgold.com

E-mail: bhinchcliffe@klgold.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

KIRKLAND LAKE GOLD INC.
MACASSA MINE, KIRKLAND LAKE ONTARIO
VERTICAL LONGITUDINAL SECTION
LEGEND
DIAMOND DRILL HOLE PIERCE POINT NEW DRILLING
38-288 1.64/13.0' HMW CUT
ALL DRILLING RESULTS - OUNCES PER TON OVER FEET
DIAMOND DRILL HOLE PIERCE POINT INDICATED RESOURCE - D NORTH (3824)
DIAMOND DRILL HOLE PIERCE POINT INDICATED RESOURCE - C VEIN (3823)
DIAMOND DRILL HOLE PIERCE POINT WITH LOW VALUE ASSAYS
INDICATED RESOURCE - C VEIN (3823)
INDICATED RESOURCE - D NORTH (3824)
HMW HORIZONTAL MINING WIDTH
LV LOW VALUE
C.L. CORE LENGTH
D ZONE NORTH AREA
-3200 Ft
-3300 Ft
-3400 Ft
-3500 Ft
11900 N
12000 N
12100 N
12200 N
12300 N
12400 N
HIGH GRADE PLUNGE
38-294
0.52/19.9' HMW
38-285
0.52/13.2' HMW
2.33/1.0 CL-NEW
38-228
C-VEIN
0.84/6.5'
HMW
38-224
C-VEIN
0.44/5.0'
HMW
38-231
0.16/8.6' C.L. - C VEIN?
0.11/3.0' C.L. - C VEIN?
38-227
0.24/5.0'
HMW
38-228
0.94/8.3'
HMW
38-226
0.25/5.0'
HMW
38-206
0.96/11.3'
HMW
38-276
1.36/17.5' HMW
CUT
38-224
0.27/5.0'
HMW
38-269
0.32/3.1' C.L. - C-VEIN?
0.13/2.1' C.L. - D VEIN?
0.10/1.1' C.L. - D VEIN?
38-201
0.43/6.9'
HMW
38-288
1.21/12.5' HMW
CUT
38-272
L.V.
38-235A
L.V.
38-225A
0.23/1.0'CL
38-282
0.13/1.0' CL
1.23/4.1'CL- NEW
38-278
0.67/9.5' HMW
19.27/1.4' CL-NEW
38-283
L.V.
38-283
L.V.
SCALE
100 feet
LONGITUDINAL SECTION LOOKING NORTHWEST SHOWING D ZONE NORTH (STOPE 3824), AND C VEIN (STOPE 3823) AND NEW DRILL RESULTS, KIRKLAND LAKE GOLD INC. KIRKLAND LAKE OPERATIONS

DZ_FINALFIG4_april19.cdr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD

(the Registrant)

Date:	April 21, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.